UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14 F -1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

ARKSON NUTRACEUTICALS CORP.
(Exact name of registrant as specified in its corporate charter)

Commission File No:  000-52458

Delaware (State or other jurisdiction of incorporation or organization )	51-0383940 (I.R.S. Employer Identification No.)

c/o First Surgical Partners, L.L.C.
411 First Street
Bellaire, Texas 77401
 (Address of principal executive offices )

713-665-1111
 (Registrant’s telephone number, including area code)

 (Former name or former address, if changed since last report)

Approximate Date of Mailing: January 5, 2011

ARKSON NUTRACEUTICALS CORP.
C/O FIRST SURGICAL PARTNERS, L.L.C.
411 FIRST STREET
BELLAIRE, TEXAS 77401
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ARKSON NUTRACEUTICALS CORP.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “Arkson”, Corporation”, “we,” “us.”, and “our” are to Arkson Nutraceuticals Corp., a Delaware corporation.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act ”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board ”) as a result of the Contribution Agreement transaction as described below.  The date of this Information Statement is January 5, 2011.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2011 and is being mailed to our stockholders of record as of December 30, 2010. The mailing date of this Information Statement will be on or about January 5, 2011. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

Pursuant to the Contribution Agreement, whereby we acquired 100% of the outstanding securities of First Surgical Texas, Inc. (f/k/a Piper Acquisition III, Inc.), a Nevada corporation (“First Surgical Texas”), from the shareholders of First Surgical Texas in exchange for 39,964,346 shares of our common stock (the “First Surgical Texas Contribution”) our sole director resigned as a member of our board, with such resignation to be effective on the Effective Date.  In connection therewith, our Board appointed Dr. Jacob Varon as a director and Tony Rotondo as Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Corporation.  Additionally, our Board nominated Dr. David Tomaszek and Mr. Rotondo to become Board members as of the Effective Date.  Upon the closing of the Contribution Agreement, David Roff resigned as an executive officer.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CONTRIBUTION TRANSACTION WITH FIRST SURGICAL TEXAS

On November 4, 2010, we entered into a Contribution Agreement with the First Surgical Texas Shareholders pursuant to which the First Surgical Texas Shareholders agreed to contribute 100% of the outstanding securities of First Surgical Texas in exchange for 39,964,346 shares of our common stock.  The contribution closed on December 31, 2010.  Considering that, following the contribution, the First Surgical Texas Shareholders control the majority of our outstanding common stock and we effectively succeeded our otherwise minimal operations to those that are theirs, First Surgical Texas is considered the accounting acquirer in this reverse-merger transaction.  A reverse-merger transaction is considered, and accounted for as, a capital transaction in substance; it is equivalent to the issuance of First Surgical Texas securities for our net monetary assets, which are deminimus, accompanied by a recapitalization. Accordingly, we have not recognized any goodwill or other intangible assets in connection with this transaction.  Arkson is the surviving and continuing entity and the historical financials following the reverse merger transaction will be those of First Surgical Texas.  We were a "shell company" (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) immediately prior to our acquisition of First Surgical Texas pursuant to the terms of the Contribution Agreement.  As a result of such acquisition, our operations our now focused the ownership and operation of two ambulatory surgery centers (“ASC”) and a general acute care hospital. Consequently, we believe that acquisition has caused us to cease to be a shell company as we no longer have nominal operations.

In addition, on December 31, 2010, the Company entered into an Agreement and Release with David Roff, a shareholder of the Company, pursuant to which Mr. Roff returned 36,111 shares of common stock of the Company to the Company for cancellation and has provided a full release of the Company in consideration of $300,000 less the repayment of any shareholder loans or accounts payable.

General Business Summary of Firs Surgical Texas

First Surgical Texas operates two ambulatory surgery centers (“ASC”) and a general acute care hospital in the Houston area.  First Surgical Texas partners with top surgeons in the local medical community to perform non life-threatening surgeries at these locations.  The procedures performed include bariatric, reconstructive and cosmetic plastics, orthopedics, pain management, neurosurgery and podiatry, all of which are often completed on an outpatient or short stay basis.  Each of the First Surgical Texas facilities resides within its own limited partnership, which is wholly owned by First Surgical Texas.  Since inception, our surgeons have performed nearly 33,000 procedures and the number of procedures performed continues to increase annually.

First Surgical Texas’s primary goal is to become the leading provider of outpatient and short-stay surgeries in the Houston metropolitan area.  First Surgical Texas provides a comprehensive list of outpatient and short-stay surgical procedures performed by our surgeons at each ASC site.  First Surgical Texas has earned a reputation for offering a premier level of patient care as well as a highly desirable outpatient facility for its partner surgeons to perform procedures.  First Surgical Texas competes for new surgeons through word-of-mouth marketing and its strong reputation within the healthcare community for a commitment to excellence, experienced management teams, and its streamlined ASC business model.  Top surgeons choose to operate in the ASC environment because it allows them to exercise a higher degree control over their cases, staff, facilities and schedule.  The ASC business model also allows these surgeon partners to operate more efficiently compared to a typical large non-specialized hospital environment, enabling the surgeon partners are able to perform more surgeries per day, thereby optimizing time and profit.

VOTING SECURITIES

The Company’s authorized capital stock consists of 200,000,000 shares of common stock at a par value of $0.001 per share and 50,000,000 shares of preferred stock at a par value of $0.001 per share.  As of December 31, 2010, there are 40,000,002  shares of the Company’s common stock issued and outstanding that are held by approximately 220 stockholders of record and no shares of preferred stock issued and outstanding.

Holders of the Company’s common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights.  Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors.  Holders of the Company’s common stock representing a majority of the voting power of the Company’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders.  A vote by the holders of a majority of the Company’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company’s articles of incorporation.

Holders of the Company’s common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds.  In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

The Board of Directors may later determine to issue our preferred stock.  If issued, the preferred stock may be created and issued in one or more series and with such designations, rights, preferences and restrictions as shall be stated and expressed in the resolution(s) providing for the creation and issuance of such preferred stock.  If preferred stock is issued and we are subsequently liquidated or dissolved, the preferred stockholders would have preferential rights to receive a liquidating distribution for their shares prior to any distribution to common shareholders. Although we have no present intent to do so, we could issue shares of preferred stock with such terms and privileges that a third party acquisition of our company could be difficult or impossible, thus entrenching our existing management in control of our company indefinitely.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of December 31, 2010 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of Arkson’ executive officers and directors; and (iii) Arkson’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Dr. Jacob Varon (2)	6,921,577	17.30%
Tony Rotondo (2)(6)	6,293,737	15.73%
Dr. David Tomaszek (2)(7)	3,992,655	9.98%
David Roff (2)(4)	0	*
Nobis Capital Advisors, Inc.(5)	2,575,046	6.44%

All officers and directors as a group (4 people)	17,207,969	43.02%

* Less than 1%

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o First Surgical Partners, L.L.C., 411 First Street, Bellaire, Texas 77401.

(2)	Executive officer and/or director of the Company.

(3)
Applicable percentage ownership is based on 40,000,002 shares of common stock outstanding as of December 31, 2010, together with securities exercisable or convertible into shares of common stock within 60 days of December 31, 2010 for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of December 31, 2010 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(4)	Resigned as a director on December 31, 2010, which shall be effective on the tenth day following the mailing of the 14f information statement.

(5)
The address for Nobis Capital Advisors Inc. (“Nobis”) is 2901 West Coast Highway, 3rd Floor, Newport Beach, California  92663.  Thomas Rubin, CEO of Nobis, has voting and dispositive control over the securities held by Nobis.

(6)
Includes 6,293,737 shares of common stock held by The Anthony F. Rotondo Irrevocable Trust.  Mr. Rotondo is the beneficiary of such trust but does not serve as the trustee and, as a result, does not have voting or dispositive control over such securities.

(7)
Includes 3,922,655 shares of common stock held by The Tomaszek Irrevocable Trust.  Dr. Tomaszek is the beneficiary of such trust but does not serve as the trustee and, as a result, does not have voting or dispositive control over such securities.

CHANGE OF CONTROL

On December 31, 2010, we consummated the transactions contemplated by the Contribution Agreement.  Pursuant to that agreement, the First Surgical Texas Shareholders contributed 100% of the outstanding securities of First Surgical Texas in exchange for 39,964,346 shares of our common stock.  As a result of the Contribution Agreement, First Surgical Texas became our wholly-owned subsidiary.

CHANGES TO THE BOARD OF DIRECTORS

Prior to the Contribution Agreement, David Roff was our President, Chief Executive Officer, Treasurer and Sole Director.  Effective at the close of the Contribution Agreement, Mr. Roff resigned from all of the offices he held.  Additionally, on December 31, 2010, Mr. Roff tendered his resignation as sole director to be effective on the tenth day following the filing of this Information Statement with the SEC and the mailing of this Information Statement to our stockholders (the “Effective Date”).  In connection therewith, upon the closing of the Contribution Agreement, our Board appointed Tony Rotondo as a director and as Chief Executive Officer and President. Additionally, our Board nominated Dr. Jacob Varon and Dr. David Tomaszek to become our Board members as of the Effective Date.

None of the directors our Board nominated are currently members of the Board, and prior to the Contribution Agreement did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at its annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board. There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

Officers and Directors prior to the Contribution Agreement

Name	Age	Position(s)
David Roff (1)	39	President, Chief Executive Officer, Treasurer and Sole Director

(1) Mr. Roff has resigned as a director effective on the tenth day after the mailing of this Schedule to our stockholders

David Roff, Director
Mr. David Roff is the co-president of Brave Consulting, a private consulting and investment corporation and has held this position since 2001. Mr. Roff has extensive experience working with small cap public companies for over ten years. Prior to that, Mr. Roff was a management consultant for Coopers & Lybrand Consulting where he advised large financial institutions, investment fund complexes and other organizations on technology and internal control strategies. He was the former President and Sole Director of Deep Well from September 10, 2003 until February 6, 2004. Mr. Roff is on the board of Directors of Deep Well Oil & Gas, (DWOG-PK) and Hudson's Grill International (HGII-PK). Mr. Roff is a Chartered Accountant with a B.A. degree from the University of Western Ontario.

Officer and Directors and Director Nominees after the Contribution Agreement

Name	Age	Position
Dr. Jacob Varon	58	Chairman of the Board of Directors
Tony Rotondo *	44	Chief Executive Officer, President and Director
Dr. David Tomaszek *	56	Director

Dr. Jacob Varon, Chairman of the Board*
Dr. Varon is a plastic and reconstructive surgeon and has been practicing in the Houston area for more than 20 years.  Dr. Varon has served as the President of the Texas Chapter of the International College of Surgeons (“ICS”), the National Chairman of Plastic Surgery for ICS and the President and Chief Executive Officer of Jeval Medical Laboratories.  Dr. Varon has served as the Chairman of First Surgical Partners, L.L.C..

Tony Rotondo, President, Chief Executive Officer, and Director
Mr. Rotondo has worked exclusively in the healthcare industry for his entire career and has more than a decade of experience within the Ambulatory Surgery Center (“ASC”) segment.  Mr. Rotondo served as senior management with HealthSouth, Physicians Surgical Care, and National Surgery Centers.  Prior to his work within the ASC segment, Mr. Rotondo worked for HCA/Columbia.  Mr. Rotondo has served as the Chief Executive Officer and President of First Surgical Partners, L.L.C.  Mr. Rotondo holds a Bachelor of Business Administration from Texas Tech University and a Masters of Business Administration from the University of St. Thomas.

Dr. David Tomaszek, Director*
For the last five years, Dr. Tomaszek has served as the President of Tomaszek Neurosurgical Associates PA.

*Shall be appointed as directors of the Company on the 10th day following the mailing of this 14f information statement.

CORPORATE GOVERNANCE

Committees

We intend to appoint an audit committee.  Accordingly, we will designate a director as an "audit committee financial expert", as that term is defined in the rules of the Securities and Exchange Commission.

The Board of Directors does not have a standing nominating committee.  Nominations for election to the Board of Directors may be made by the Board of Directors or by any shareholder entitled to vote for the election of directors in accordance with our bylaws and Nevada law.

Meetings may be held from time to time to consider matters for which approval of our Board of Directors is desirable or is required by law.

Code of Ethics

We have not adopted a corporate code of ethics at this time, however we expect to within 60 days of the date hereof

 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the year ended December 31, 2010, Arkson did not pay their executive officer any compensation.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2010, Arkson did not have any equity awards outstanding.

.Director Compensation

The Directors of Arkson have not received compensation for rendering services as directors of Arkson since inception.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2010, all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

During the years ended December 31, 2009 and 2008, both First Street Hospital, L.P. and First Surgical Woodlands, L.P. held management agreements with First Surgical Partners, LLC (the former General Partner of the Company’s limited partnerships and the owners of which are shareholders of the Company) where the Company retained the services of First Surgical Partners, LLC to assist the Company in managing and conducting day-to-day business and services.  Dr. Varon and Tony Rotondo, executive officers and directors of the Company, were the former owners of First Surgical Partners, LLC.  The First Surgical Woodlands, L.P. agreement was executed on February 1, 2005, with a term of five years and shall automatically renew for one additional two year period unless otherwise terminated.  The First Street Hospital, L.P. agreement was executed on July 25, 2006, with a term of ten years and shall automatically renew for one additional two year period unless otherwise terminated.  Each agreement calls for the payment by the partnerships to First Surgical Partners, LLC a monthly fee equal to 5% of the net monthly collected revenues from the partnership’s cash collections.  For the three and nine months ended September 30, 2010, the management fees to First Surgical Partners, LLC totaled $1,641,542 and $5,001,306.  For the three and nine months ended September 30, 2009, management fees to First Surgical Partners, totaled $1,642,576 and $4,921,263 respectively.

On June 1, 2006, First Street Surgical Center, L.P. entered into a $700,000 long-term line of credit with one of its former partners, who is a current shareholder of the Company.  The line of credit bears interest at 6.0% per annum and is unsecured.  As of September 30, 2010 and December 31, 2009, the Company owed $316,592 and $302,695, respectively on the line of credit. The Company recognized total interest expense of $4,702 and $4,429 during the three months ended September 30, 2010 and 2009, respectively, and $13,897 and $13,090 during the nine months ended September 30, 2010 and 2009, respectively.

On September 17, 2006, First Street Hospital, LP entered into a building lease with one of its former partners, who is a current shareholder of the Company.  The building lease is for an initial term of 10 years from commencement date followed by an option to extend the initial ten year term by two consecutive ten year terms. The lease agreement calls for minimum monthly lease payments of $39,400 per month, subject to escalation to reflect increases in the consumer price index.

On April 1, 2003, First Street Surgical Center, LP entered into a building lease with one of its former partners, who is a current shareholder of the Company.  The building lease is for an initial term of 10 years from commencement date followed by an option to extend the initial ten year term by two consecutive five year terms.  The lease agreement calls for minimum monthly lease payments of $23,000 per month, subject to escalation to reflect increases in the consumer price index.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

ARKSON NUTRACEUTICALS CORP.

By:	/s/ Tony Rotondo
Name:	Tony Rotondo
Title:	Chief Executive Officer and President

Dated: January 5, 2011